Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2019 of Thomson Reuters Corporation of our report dated March 10, 2020 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.1 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-225722), Form S-8 (No. 333-218186) Form S-8 (No. 333-188914), Form S-8 (No. 333-12284), Form S-8 (No. 333-126782), Form S-8 (No. 333-135721), Form S-8 (No. 333-152029), Form S-8 (No. 333-162035) and Form F-3 (No. 333-150560) of our report referred to above.

We also consent to the reference to us under the heading “Interest of Experts” in Exhibit 99.1 incorporated by reference in this Annual Report.

New York, New York

March 10, 2020